SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file numbers 2-98306, 33-13066, and 333-37953

A.	Full title of the plan:

THE COMMONWEALTH TELEPHONE COMPANY

BARGAINING EMPLOYEES 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Commonwealth Telephone Enterprises, Inc.

100 CTE Drive

Dallas, Pennsylvania, 18612-9774

Commonwealth Telephone Company

Bargaining Employees 401(k) Plan

December 31, 2003 and 2002

*	Refer to item number in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan period ended December 31, 2003, which item is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Commonwealth Telephone Company

Bargaining Employees 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Commonwealth Telephone Company Bargaining Employees 401(k) Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

Philadelphia, Pennsylvania

May 28, 2004

Commonwealth Telephone Company

Bargaining Employees 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets
Investments (see Note 3)	$3,612,704	$2,594,091
Cash	1,125	1,007
Receivables
Participant contributions	—	12,101

Total assets	3,613,829	2,607,199

Liabilities
Amounts due to brokers for securities purchased	985	956

Total liabilities	985	956

Net assets available for benefits	$3,612,844	$2,606,243

The accompanying notes are an integral part of the financial statements.

Commonwealth Telephone Company

Bargaining Employees 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

Additions to net assets attributed to
Investment income
Net appreciation in fair market value of investments	$469,149
Interest/dividends	50,453
Contributions
Participants	586,668

Total additions	1,106,270

Deductions
Benefits paid to participants	99,669

Total deductions	99,669

Increase in net assets available for benefits	1,006,601

Net assets available for benefits
Beginning of year	2,606,243

End of year	$3,612,844

The accompanying notes are an integral part of the financial statements.

Commonwealth Telephone Company

Bargaining Employees 401(k) Plan

Notes to Financial Statements

December 31, 2003 and 2002

1.	Description of Plan

The following brief description of Commonwealth Telephone Company Bargaining Employees 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document and applicable amendments for a more complete description of the Plan’s provisions. Copies of these documents are available from the Plan Administrator.

General

The Plan, established on May 28, 1996, is a defined contribution plan covering all employees who are covered by collective bargaining agreements of Commonwealth Telephone Company (“CTCo” or the “Company”), a subsidiary of Commonwealth Telephone Enterprises, Inc. (“CTE”). The Plan is a qualified plan under Internal Revenue Code (the “Code”) section 401(k). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan allows an employee to become eligible for participation in the Plan upon the age of eighteen and the first day of the month after completing one month of service.

Contributions

Participants in the Plan may contribute between 1 percent and 25 percent of their base compensation subject to certain limits imposed by the Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Plan allows an eligible employee to change salary deferral elections for each payroll cycle. Participants may change investment elections on a daily basis.

Participants may direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers ten mutual funds and a CTE common stock fund as investment options for participants. The Company does not provide contributions to participant accounts.

Participant’s Account

Each participant’s account is credited with the participant’s contributions and allocations of Plan earnings, and may be charged with an allocation of administrative expenses. Allocations are made in direct proportion to the respective amount in each participant’s account. The benefit to which a participant is entitled is the participant’s account balance.

Vesting

Participants are immediately 100 percent vested in their contributions plus their earnings thereon.

Plan Benefits

On termination of service due to death, disability or retirement, a participant or designated beneficiary will receive a lump-sum distribution if the value of the participant’s account is less than or equal to $5,000. If the value of the participant’s account is greater than $5,000, the participant or designated beneficiary may elect to have their benefit paid out in an annuity.

A participant may elect to have the lump-sum distribution be paid in cash or CTE common stock. If a member elects to receive stock, only whole shares are distributed with cash being distributed in lieu of fractional shares.

Commonwealth Telephone Company

Bargaining Employees 401 (k) Plan

Notes to Financial Statements

December 31, 2003 and 2002

Additionally, the Plan permits participants to withdraw a portion or all of their vested account balance. These special distributions include in-service distributions and hardship withdrawals. An active participant may request an in-service distribution upon attaining age 59½. A hardship withdrawal may be granted to a participant for financial emergency circumstances as defined by the Plan.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of 50 percent of their account balance or $50,000 minus the highest outstanding loan balance in the last 12 months. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms range from 1-5 years unless the loan is for the purchase of a primary residence, for which the term is up to 30 years. The loans are secured by the balance in the participant’s account. The loan is not to exceed 50 percent of vested account balance and bears interest at the prime rate plus one basis point plus a one time $50 administrative fee. Principal and interest is paid ratably through automatic payroll deductions. The Plan does not allow an employee to have more than two loans outstanding at any given time.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan’s investments (Note 3) are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held. The guaranteed investment contracts held in the Dreyfus-Certus Stable Value Fund Class I are valued at estimated fair value. The CTE Common Stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis and calculated daily. Dividends are recorded on the ex-dividend date.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Investments in Common Collective Trust

The Dreyfus-Certus Stable Value Fund Class I (the “Trust Fund”) invests in various term guaranteed insurance contracts and maintains a cash reserve balance with all excess funds. The average yield and the weighted average crediting interest rate are based on the underlying contracts.

The trustee and the portfolio manager of the Trust Fund is The Dreyfus Trust Company. The investment contracts are nontransferable but provide for benefit responsive withdrawals by plan participants at contract value. Employer-directed transfers and withdrawals may be made subject to the provisions of the Declaration of Trust, including any notice requirements. The portfolio manager of the Trust Fund, at its sole discretion, may defer such withdrawals up to twelve months, subject to administrative considerations and issuer compliance with the terms of any investment contract

Commonwealth Telephone Company

Bargaining Employees 401(k) Plan

Notes to Financial Statements

December 31, 2003 and 2002

purchased for the Plan. Benefit responsive withdrawals are provided for on a proportional basis by the issuers of the investment contracts. The Trust Fund’s investment contracts are reported at their estimated fair value. Units in the Trust Fund are valued each business day. In determining fair value, the Trust Fund’s trustee’s valuation committee primarily considers such factors as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. Generally, fair value approximates contract value (contributions made plus interest accrued at the current rate, less withdrawals and fees). If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. The contract value of the Trust Fund at December 31, 2003 and 2002 is $431,840 and $337,827, respectively.

The average yield and crediting interest rates were approximately 3.25 percent and 4.76 percent for the year ended December 31, 2003. The average yield and crediting interest rates were approximately 5.0 percent and 6.0 percent for the year ended December 31, 2002.

Expenses of the Plan

Fees and other costs incurred may be paid by the Plan; however, they are currently paid by the Plan sponsor (CTE).

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, issuer, credit, derivative, liquidity, mortgage, foreign investment, currency, leveraging and management. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Commonwealth Telephone Company

Bargaining Employees 401(k) Plan

Notes to Financial Statements

December 31, 2003 and 2002

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31:

	2003	2002
Investments at fair value
Dreyfus-Certus Stable Value Fund Class I	$431,840	$337,827
Dreyfus-Premier Third Century Fund	643,212	459,703
Dreyfus-Lifetime Growth & Income	628,133	443,450
Dreyfus-Disciplined Stock Fund	670,926	459,722
PIMCO Total Return Bond Fund	300,931	280,969
Shares of CTE Common Stock	295,754	245,360
Janus Overseas Fund	194,037	—

During 2003, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $469,149 as follows:

All mutual funds	$460,081
CTE Common Stock	9,068

$469,149

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA.

5.	Related Party Transactions

The trustee and custodian of the Plan is Boston Safe Deposit and Trust Company which is an affiliate of Mellon Financial Corporation, a bank holding company. The Plan invests in shares of mutual funds and a collective trust managed by an affiliate of Mellon Financial Corporation. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

As described in Note 1, participants may elect to purchase common stock of CTE, the Plan Sponsor. During 2003, purchases of $64,631 were made, and proceeds of $23,305 were received from sales of CTE’s common stock.

Commonwealth Telephone Company

Bargaining Employees 401(k) Plan

Notes to Financial Statements

December 31, 2003 and 2002

6.	Tax Status

On November 19, 2001, the Plan received an opinion from the Internal Revenue Service (IRS) stating the form of the plan is acceptable and constitutes a qualified trust under section 401(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter to reflect the new law, GUST Amendments (GUST includes GAAT (General Agreements on Tariffs and Trade), USERRA (Uniformed Services Employment and Reemployment Rights Act of 1994), SBJPA (Small Business Job Protection Act of 1996), TRA ’97 (Taxpayer Relief Act of 1997), and the IRS Restructuring and Reform Act of 1998.) The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code as of December 31, 2003.

Commonwealth Telephone Company

Bargaining Employees 401(k) Plan

Schedule H, Item 4(i) - Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2003

Identity of Issue	Investment Type	Current Value at December 31, 2003
* Dreyfus Certus Stable Value Fund Class I	Common Collective Trust	$431,840

* Dreyfus S&P 500 Index Fund	Registered Investment Company	108,210
* Dreyfus Emerging Leaders Fund	Registered Investment Company	176,268
* Dreyfus Premier Third Century Fund	Registered Investment Company	643,212
* Dreyfus Lifetime Growth & Income Fund	Registered Investment Company	628,133
* Dreyfus Disciplined Stock Fund	Registered Investment Company	670,926
* Dreyfus Lifetime Growth Fund	Registered Investment Company	44,949
* Dreyfus Lifetime Income Fund	Registered Investment Company	7,183
Janus Overseas Fund	Registered Investment Company	194,037
PIMCO Total Return Bond Fund	Registered Investment Company	300,931

* CTE Common Stock	Shares of Commonwealth Telephone Enterprises, Inc. Common Stock (1)	295,754

* Participants’ Notes	Participants’ loans with interest rates from 5.0% to 9.5% with maturity dates from 2004 to 2007	111,261

	Total	$3,612,704

*	Party-in-interest
(1)	At December 31, 2003, the cost of CTE Common Stock was $303,418.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMONWEALTH TELEPHONE COMPANY BARGAINING EMPLOYEES 401(k) PLAN
DATE: June 18, 2004

By: /s/ Donald P. Cawley
Donald P. Cawley
Executive Vice President and
Chief Accounting Officer

FORM 11-K

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

23	Consent of PricewaterhouseCoopers LLP

32	Certification of Chief Executive Officer and Chief Accounting Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002